BD 7/6

SEC 06009128 COMMISSION
Washington, D.C. 20549

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AB 7/8

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rothschild Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Focella 212-403-3591
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 30 2006
WASH, D.C. 152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

21453/cre/03/28/05/OT

AB 7/8/06

OATH OR AFFIRMATION

I, Paul Jenssen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothschild Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Paul Jenssen
Signature

Chief Financial Officer
Title

Marilou P. Reventar

MARILOU P. REVENTAR
Notary Public, State of New York
No. 31-4994048
Qualified in New York County
Commission Expires July 30, 2006

This report ** contains (check at applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROTHSCHILD INC.

(A Wholly Owned Subsidiary of Rothschild North America Inc.)

Statement of Financial Condition

March 31, 2006

(With Independent Auditors' Report Thereon)

ROTHSCHILD INC.

Statement of Financial Condition

March 31, 2006

Index

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder of
Rothschild Inc.:

We have audited the accompanying statement of financial condition of Rothschild Inc. (the "Company") as of March 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rothschild Inc. as of March 31, 2006, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

May 26, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

ROTHSCHILD INC.

Statement of Financial Condition

March 31, 2006

Assets		
Cash and cash equivalents	$	129,753,700
Investment banking and advisory fees receivable, net		30,099,300
Receivables from related parties		849,700
Equipment, furniture and leasehold improvements, at cost (net of accumulated depreciation and amortization of $3,837,000)		1,631,200
Deferred taxes		421,700
Prepaid expenses and other assets		2,783,800
Total assets	$	165,539,400
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	87,969,800
Payables to related parties		17,352,800
		105,322,600
Commitments and contingent liabilities		
Subordinated notes to related parties		10,000,000
Stockholder's equity:		
Common stock ($10 par, 2,000 shares authorized, 856 shares issued and outstanding)		8,600
Additional paid-in capital		77,690,100
Accumlated deficit		(27,481,900)
Total stockholder's equity		50,216,800
Total liabilities and stockholder's equity	$	165,539,400

The accompanying notes are an intergral part of this financial statement.

(1) Organization

Rothschild Inc. (the "Company") is a wholly owned subsidiary of Rothschild North America Inc. (the "Parent") and is a registered broker-dealer. The Company's activities and sources of revenue include financial advisory services for mergers and acquisitions, restructuring and private placements and underwriting. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

All amounts are denominated in U.S. dollars. Transactions denominated in foreign currencies are translated into U.S. dollars using applicable rates of exchange.

(b) Opening Balance Sheet Adjustment

Certain prior year balances were adjusted to reflect the correction in the Company's straight-line calculation of rent. The impact of this adjustment was to increase the accumulated deficit and increase accounts payable and accrued expenses by $319,100 as of March 31, 2005. Management deems this adjustment to be immaterial.

(c) Cash and Cash Equivalents

Cash equivalents include interest bearing deposits having original maturities of less than three months. Substantially all of the Company's cash and cash equivalents are held in money market accounts at two major financial institutions and therefore, are subject to the credit risks of the financial institutions.

(d) Securities

Securities owned, which are reported in prepaid expenses and other assets in the statement of financial condition, are stated at fair value.

(e) Investment Banking and Advisory Fees

Investment banking and advisory fees receivable, net, include $6,395,500 of unbilled expenses and services. Receivables are shown net of an allowance for doubtful accounts of $5,749,100.

The Company's investment banking and advisory fees receivable, net, are subject to the credit risk associated with customer non-performance. An allowance is maintained based on management's view of probable losses.

(f) Subordinated Notes

The subordinated notes to related parties are reported at amounts that approximate their fair value.

(g) Income Taxes

The Company recognizes both the current and deferred tax consequences of all transactions recognized in the statement of financial condition, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

(h) Depreciation

Depreciation of equipment and furniture is provided on a straight-line basis, using the half-year convention, over estimated useful lives, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

(i) Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates and the differences may be material.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

(3) Income Taxes

The Company is included in the consolidated federal, state and local income tax returns of the Parent. For financial reporting purposes, the Company determines its federal, state and local income tax provisions in accordance with an arrangement with the Parent that specifies that: (a) each company calculate its income tax provision on a separate-return basis; and (b) companies that incur operating losses be allocated a current tax benefit to the extent that the losses can be utilized on a carry-back or carry-forward basis in the consolidated return.

The Company recorded a deferred tax asset of $10,453,200 which relates to the temporary differences arising from the difference between the financial statement and tax basis of deferred compensation, postretirement benefit agreements, allowance for doubtful accounts, depreciation and gains on investments. A valuation allowance of $10,031,500 has been established since it is more likely than not that a portion of the net deferred tax asset will not be realized. The Company believes that a federal deferred tax asset of $421,700 is realizable because this future deductible amount can be carried back to the current period.

(4) Net Capital and Other Regulatory Requirements

The Company is subject to the SEC's "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to compute its net capital under the Alternative Net Capital method of this rule which requires that a broker or dealer maintain net capital of not less than $250,000. At March 31, 2006, the Company had net capital of $23,244,100, which was $22,994,100 in excess of its required minimum net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i).

(5) Employee Profit-Sharing Plan

The Company has a funded profit-sharing plan covering all of its eligible employees. A portion of the contributions to the plan are at the discretion of the Company and are established annually by management.

(6) Postretirement Benefit Agreements

The Company maintains unfunded pension agreements constituting retirement benefit obligations as defined by APB 12 and FASB Statement No. 106, *Employers' Accounting for Postretirement Benefit Obligations Other than Pensions*, covering designated employees. The agreements do not provide for health or other benefits for employees. A liability of $3,782,800 related to these benefits is reported in accounts payable and accrued expenses on the statement of financial condition as of March 31, 2006, based on a discount rate of 5.55%.

(7) Commitments and Contingencies

In June 1994, the Parent entered into a cancelable twenty-year lease for its headquarter facilities. Under an arrangement with its Parent, the Parent allocates, on a square foot basis, monthly rental expense to the Company and certain of its affiliates.

An additional facility is leased by the Company under a cancelable lease agreement which has minimum annual rentals as of March 31, 2006 as follows:

2007	$	224,400
2008		230,000
2009		235,700
2010		242,700
2011		254,100
Thereafter through 2015		1,293,300
	$	2,480,200

The cancellation provision on this lease gives the Company the option to terminate the lease as of January 31st of 2010, 2011, 2012, 2013 or 2014 by (i) giving the Landlord at least twelve months prior written notice and (ii) paying to the Landlord an amount equal to the unamortized transaction costs as of the termination date paid by the Landord in connection with building upgrades in excess of $15,000.

The Company has committed to pay future guaranteed bonuses to certain of its employees. Total guaranteed bonuses for the year ending March 31, 2007, are $4,725,000 and $0 for years thereafter. These amounts are subject to the employees' continued employment with the Company through certain specified dates.

(8) Transactions with Related Parties

Included in accounts payable and accrued expenses at March 31, 2006, are liabilities payable to current and former employees in the amount of $6,492,900 and $72,781,400 for deferred compensation and accrued compensation, respectively. Included in prepaid expenses and other assets are $86,200 of advances on expenses made to employees.

Receivables from and payables to related parties are recorded net, by entity, where applicable and do not bear interest. Receivables from related parties and payables to related parties represent investment banking and advisory fees and advances to or from related parties, net of operating expenses due to or due from the respective entity.

(9) Subordinated Liabilities

The $10,000,000 of subordinated notes mature on October 13, 2006 and bear an interest rate equal to LIBOR plus 6.00%. Subordinated notes are includable in the Company's regulatory capital, and can be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's capital requirements. For the year ended March 31, 2006, interest payable on the subordinated notes was $482,000 and is included in payables to related parties.

(10) Subsequent Event

On May 15, 2006, the Company requested the approval of the National Association of Securities Dealers, Inc. to prepay the above $10,000,000 subordinated notes. Management believes it will have sufficient capital to support their business without the above notes.